SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of October, 2003.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Table of Documents Filed
SIGNATURES
PRESS RELEASE: ORIX Announces Interim Results

Table of Documents Filed

1.	Press release entitled, “ORIX Announces Interim Results,” made public on Monday, October 27, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 27, 2003	By	/s/ Shunsuke Takeda Shunsuke Takeda Director Deputy President and CFO ORIX Corporation

October 27, 2003

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation Corporate Communications Leslie Hoy Tel: +81-3-5419-5102 Fax: +81-3-5419-5901 E-mail: orixir@orix.co.jp URL: www.orix.co.jp/index_e.htm

ORIX Announces Interim Results

TOKYO, Japan — October 27, 2003 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that revenues in the first six months of the fiscal year ending March 31, 2004 increased 3% year on year to 345,871 million yen, income before income taxes* rose 53% to 58,256 million yen, and net income grew 38% to 31,419 million yen.

Revenues for “direct financing leases” and “interest on loans and investment securities” were down compared to the previous fiscal year as ORIX continued to focus on the profitability of each transaction and carefully selected new assets. However, revenues from “operating leases” increased mainly due to an improvement in the precision measuring equipment rental business along with gains from the sale of some office buildings, while “residential condominium sales” also grew during the period. In addition, lower “write-downs of long-lived assets” and “write-downs of securities,” and an increase in “equity in net income of affiliates” contributed to the higher earnings.

	2003/4-9	2003/4-9	Change on	2003/7-9	Change on
	US$ millions**	JPY millions**	2002/4-9	JPY millions**	2002/7-9

Total Revenues	3,109	345,871	Up 3%	174,954	Up 1%
Income before Income Taxes*	524	58,256	Up 53%	32,336	Up 177%
Net Income	282	31,419	Up 38%	17,321	Up 195%
Earnings Per Share (Basic) (JPY/US$)	3.37	375.42	Up 38%	206.96	Up 195%
Earnings Per Share (Diluted) (JPY/US$)	3.18	353.65	Up 38%	194.94	Up 194%

			Change on	Change on
	2003/9 US$**	2003/9	2003/6	2003/3

Shareholders’ Equity (JPY millions)	4,864	541,078	Up 3%	Up 7%
Total Assets (JPY millions)	51,098	5,684,598	Down 4%	Down 4%
Shareholders’ Equity per Share (JPY/US$)	58.11	6,465.22	Up 3%	Up 7%

*	“Income before income taxes” refers to “income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes” in the consolidated statements of income.

**	U.S. dollar amounts have been calculated at JPY111.25 to $1.00, the approximate exchange rate prevailing at September 30, 2003. Unless otherwise stated, all amounts shown are in millions of Japanese yen or millions of U.S. dollars, except for per share data, which are in single yen or dollars.

-more-

The “Equipment Operating Leases” segment had higher segment profits thanks to the continued improvement of the precision measuring equipment rental business, while the “Real Estate” segment also performed strongly with contributions from the condominium development business and gains from the sale of office buildings. In the “Asia and Oceania” segment, the strong performance of the automobile leasing operations of each company in the region and the contribution from equity method affiliates also added to segment profits.

Operating assets were down 4% to 4,937,086 million yen and total assets were also down 4% to 5,684,598 million yen compared to March 31, 2003 due to our cautious selection of new assets and our continued attempt to grow profits without increasing assets. Shareholders’ equity increased 7% on March 31, 2003 to 541,087 million yen and the shareholders’ equity ratio was 9.5% compared to 8.5% at March 31, 2003. ROE (annualized) rose from 9.1% to 12.0% and ROA (annualized) improved from 0.73% to 1.08% compared to the six months ending September 30, 2002.

For details on the interim earnings announcement please access “Interim Results 2003/9” and “Analysis of Interim Results 2003/9” from ORIX’s web site at: http://www.orix.co.jp/ir_e/data/report/index.htm.

ORIX will also hold a conference call in English on Tuesday, October 28, 2003 at 10:30 PM (Tokyo)/8:30 AM (EST)/1:30 PM (London)/2:30 PM (Continent) to discuss the earnings announcement. For details on how to participate please access http://www.orix.co.jp/ir_e/ir_pdf/030930_ConfCallE.pdf.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries worldwide, ORIX’s activities include: leasing, corporate finance, real estate-related finance and development, life insurance, and investment and retail banking. For more details, please visit our web site at: www.orix.co.jp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

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